International Media Acquisition Corp.

1604 US Highway 130

North Brunswick, NJ 08902

July 22, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Anuja A. Majmudar

RE:	International Media Acquisition Corp. (the “Company”)

Registration Statement on Form S-1, as amended

(File No. 333-255106) (the “Registration Statement”)

Dear Ms. Majmudar:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time on July 26, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

INTERNATIONAL MEDIA Acquisition Corp.

By:	/s/ Shibasish Sarkar
Name: Shibasish Sarkar
Title: Chief Executive Officer